Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company

BCE Inc. (“BCE”) 1, Carrefour Alexander-Graham-Bell Building A8 Verdun, Québec H3E 3B3

2.	Date of Material Change

September 10, 2010

3.	News Release

A press release was disseminated by CNW Telbec on September 10, 2010.

4.	Summary of Material Change

BCE announced on September 10, 2010 that it has agreed to acquire the remaining 85% interest in CTVglobemedia Inc. (“CTV”) that it does not already own. CTV holds specialty television, digital media, conventional television and radio broadcasting assets. Effective at the time of the closing of the transaction, expected to be by mid-2011, BCE will start consolidating CTV’s financial results.

BCE intends to acquire the remaining 85% interest in CTV for $1.3 billion in equity value from The Woodbridge Company Limited (“Woodbridge Limited”), Ontario Teachers’ Pension Plan Board (“Teachers”) and Torstar Corporation (“Torstar”). Including the value of BCE’s present stake, the transaction has an equity value of $1.5 billion. Together with $1.7 billion in proportionate debt, the total transaction value is $3.2 billion. In a separate transaction, 1565117 Ontario Limited (“Woodbridge Holdco”) intends to acquire ownership of the Globe and Mail, in which BCE will continue to retain a 15% equity position.

5.	Full Description of Material Change

On September 10, 2010, BCE entered into an agreement with CTV, Woodbridge Limited, Woodbridge Holdco, Woodbridge Investments Inc. (“Woodbridge Investments” and together with Woodbridge Limited and Woodbridge Holdco, “Woodbridge”), Teachers’ and Torstar (the “Transaction Agreement”) pursuant to which BCE intends to acquire the remaining 85% interest in CTV that it does not already own. The description of the Transaction Agreement contained in this material change report does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, which has been filed separately by BCE with the Canadian securities commissions (available at

www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).

CTV is Canada’s largest television network with 27 stations across the country; 30 specialty channels, including TSN and RDS; online video programming and properties including CTV.ca, TSN.ca, RDS.ca, MuchMusic.com, MTV.ca and TheComedyNetwork.ca; and CHUM Radio, which operates 34 radio stations throughout Canada.

Pursuant to the Transaction Agreement, BCE has agreed to acquire all the Class A common shares in CTV held by each of Woodbridge Holdco, Teachers’ and Torstar for an aggregate share purchase price of $1.3 billion. Including the value of BCE’s present 15% interest, the transaction has an equity value of $1.5 billion. Together with $1.7 billion in proportionate debt, the total transaction value is $3.2 billion. BCE has also agreed, under the Transaction Agreement, to acquire certain debt from Woodbridge Investments and repay in full CTV’s senior indebtedness, both of which constitute part of the $1.7 billion in proportionate debt included in the transaction.

As a component of the consideration to be paid, BCE will issue $750,000,000 in common shares of BCE to Woodbridge. The number of BCE common shares issued to Woodbridge will be based on the volume weighted average trading price of the common shares of BCE on the Toronto Stock Exchange (“TSX”) over the 20 day trading period ending on the third business day preceding the closing date of the transaction. The price used to determine the number of BCE common shares issued to Woodbridge will be within 5% of the trading price of BCE common shares on September 10, 2010. Woodbridge has agreed that, for a two year period, it will not sell or otherwise dispose of the BCE common shares issued to it pursuant to the Transaction Agreement without the consent of BCE.

BCE has obtained a fully committed bank facility of $2 billion, the proceeds of which will be used to assist in the financing of the proposed acquisition of CTV.

In connection with the Transaction Agreement, the shares of CTVglobemedia Publishing Inc. (the “Publishing Shares”), which owns the Globe and Mail and the Report on Business, will be distributed to each of BCE, Woodbridge, Teachers’ and Torstar. Woodbridge will then acquire the Publishing Shares from Teachers’ and Torstar, while BCE will retain its 15% interest in CTVglobemedia Publishing Inc. BCE and Woodbridge intend to enter into a shareholders agreement in respect of CTVglobemedia Publishing Inc. Completion of this separate transaction is not a closing condition of BCE’s proposed acquisition of the remaining 85% interest in CTV that it does not already own.

The closing of the transaction is subject to customary approvals, including approvals from the Canadian Radio-television and Telecommunications Commission (the “CRTC”) and the Competition Bureau.

The transaction is expected to close by mid-2011.

          Caution Concerning Forward-Looking Statements
Certain statements made in this material change report, including, but not limited to, statements relating to the proposed acquisition by BCE of the remaining 85 per cent stake in CTV that it does not already own , the expected closing date of the transaction and other statements that are not historical facts, are forward-looking.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this material change report describe our expectations at September 20, 2010 and, accordingly, are subject to change after such date.

Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this material change report, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

The timing and completion of the above-mentioned proposed transaction is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, any required regulatory approvals, including approval by the CRTC, Competition Bureau and TSX. Accordingly, there can be no assurance that the proposed transaction will be completed, or that it will occur on the timetable or on the terms and conditions contemplated in this material change report. The proposed transaction could be modified, restructured or terminated.

For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s press release dated September 10, 2010 announcing BCE’s proposed acquisition of CTV filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). This document is also available on BCE’s website at www.bce.ca.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

N/A

7.	Omitted Information

N/A

8.	Executive Officer

Martine Turcotte Executive Vice-President and Chief Legal and Regulatory Officer Telephone: (514) 786-3891

9.	Date of Report

September 20, 2010